April 9, 2019

Roger May
Interim CEO
Graphene & Solar Technologies Limited
433 North Camden Drive, Suite 600
Beverly Hills, California 90212

       Re: Graphene & Solar Technologies Limited
           Registration Statement on Form S-1
           Filed April 5, 2019
           File No. 333-230734

Dear Mr. May:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Killoy at 202-551-7576 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining